SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

05038137

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wave Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 South Wacker Drive, Suite 1720
(No. and Street)

Chicago	IL.	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Salvato **312 442 7009**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/05

OATH OR AFFIRMATION

I, **Mark Salvato**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Wave Securities, L.L.C.**, as of **December 31st**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial and Operations Principal

Title

Notary Public

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
THERESE FAYE WALLACE
COMMISSION EXPIRES 04/16/08

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Wave Securities, LLC

December 31, 2004
with Report of Independent Registered Public Accounting Firm

Wave Securities, LLC

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Wave Securities, LLC

We have audited the accompanying statement of financial condition of Wave Securities, LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young

February 10, 2005

Wave Securities, LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$32,527,228
Receivables from brokers, dealers and customers (net of allowance for doubtful accounts of $546,203)	398,928
Receivables from related parties	2,005,777
Fixed assets (net of accumulated depreciation and amortization of $15,550,719)	4,757,670
Other assets	482,699
Total assets	$40,172,302
Liabilities and Member's equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 7,226,444
Payables to related parties	6,388,946
Total liabilities	13,615,390
Commitments and contingencies *(Note 6)*	
Member's equity	26,556,912
Total liabilities and Member's equity	$40,172,302

See accompanying notes.

1. Organization and Nature of Operations

Wave Securities, LLC, formerly Archipelago, LLC, (the "Company"), an Illinois limited liability company, was established on December 27, 1996. On January 7, 1999, the Company became a wholly owned subsidiary of Archipelago Holdings, LLC (the "Parent" or "Member"), a Delaware limited liability company. On August 11, 2004, the Parent converted to a Delaware corporation, Archipelago Holdings, Inc.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a member of the Securities Investor Protection Corporation. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company's principal activities include agency brokerage services offered to institutional customers and other customers seeking to access the Archipelago Exchange ("ArcaEx"), an affiliated electronic stock market, and other U.S. market centers electronically.

The Company clears all transactions through an affiliated broker-dealer (the "Clearing Broker") pursuant to its fully disclosed clearing agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables

Receivables consist of accrued commissions for trade executions, amounts due from the Clearing Broker and other miscellaneous receivables. The Company maintains an allowance for doubtful accounts based upon the estimated collectibility of accounts receivable.

Fixed Assets

Fixed assets consist of computer hardware and software, furniture, equipment and leasehold improvements. All fixed assets are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or their estimated useful life.

Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value.

Income Taxes

The Company is a single member limited liability company ("SMLLC") and has selected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the tax returns of income of the Parent. On August 11, 2004, the Parent changed its legal status from a limited liability company organized under Delaware law to a corporation organized under Delaware law. Prior to that date, the Parent was treated as a partnership for federal, state and

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

local income tax purposes. As a result of the conversion, the Parent is subject to corporate income tax for federal, state and local purposes. The Company's status as a division of the Parent for income tax purposes is applicable both before and after the conversion. Accordingly, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, for the year ended December 31, 2004.

3. Fixed Assets

Fixed assets consisted of the following as of December 31, 2004:

Computers & equipment	$ 16,207,602
Software	1,998,552
Leasehold improvements	1,151,905
Furniture & fixtures	950,330
	20,308,389
Accumulated depreciation and amortization	(15,550,719)
	$ 4,757,670

4. Related Party Transactions

The Company executes transactions through ArcaEx, an affiliated electronic stock market, and pays transaction execution fees net of liquidity rebates. Certain fixed assets of the Company are used by ArcaEx for which no specific remuneration is provided.

The Company executes transactions for certain stockholders of the Parent and their affiliates (the "Parent's stockholders") through ArcaEx and other U.S. market centers. The Company receives commissions from and makes liquidity payments to the Parent's stockholders.

The Company clears certain of its transactions through an affiliated clearing broker.

Certain of the Parent's stockholders provide routing services for listed securities through the New York Stock Exchange, Inc. on behalf of the Company.

4. Related Party Transactions (continued)

An affiliate has an agreement with the Company to provide certain software that customers can use to access ArcaEx.

An affiliate provides back-office services to the Company. The services include offering and managing connectivity to alternative execution venues, clearing technology, as well as reporting to the NASD's Order Audit Trail Systems through which NASD members are required to report information regarding Nasdaq transactions.

As of December 31, 2004, receivables from related parties consisted of the following:

Amounts due from Parent and affiliates	$ 564,436
Accrued commissions from Parent's stockholders	971,380
Deposit with Parent's stockholder	350,790
Others	119,171
	$2,005,777

As of December 31, 2004, payables to related parties consisted of the following:

Amounts due to Parent and affiliates	$1,399,875
Routing charges due to Parent's stockholders	4,694,706
Exchange fees due to Parent's stockholders	126,271
Connectivity fees due to affiliate	100,000
Other	68,094
	$6,388,946

Amounts due to/from Parent and affiliates arise from various transactions such as reimbursement of expenses incurred for communications, lease arrangements and other operating expenses.

As of December 31, 2004, cash and cash equivalents held at affiliated financial institutions amounted to $180,538.

5. Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by an affiliated broker-dealer. Pursuant to the clearing agreement, the Company is required to reimburse the affiliated broker-dealer for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2004 were settled without an adverse effect on the Company's financial statements taken as a whole.

The Company has credit risk related to transaction fees that are billed to customers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

6. Commitments and Contingencies

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others," which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify its clearing broker for losses that it may sustain from customer accounts introduced by the Company. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. As such, the Company has not recorded any liability related to this indemnification. The Company is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness.

As of December 31, 2004, the Company had net capital of $19,427,069 which was $18,519,377 in excess of its required net capital of $907,692. The ratio of the Company's aggregate indebtedness to net capital was .70 to 1.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

Under its clearing agreement with the Clearing Broker, the Company is required to maintain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2004, the Company was in compliance with all such requirements.

8. Stock-Based Compensation

Employees of the Company are covered under the Parent's long-term incentive plans that provide for the granting of stock options to officers and key employees. Stock options granted to the Company's employees generally vest in equal installments over a four-year period and have a term of ten years.

The Parent has elected to follow the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock-based compensation.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123(R) (revised 2004), "Share-Based Payment," requiring that compensation cost associated with share-based payment transactions be recognized in financial statements. Management anticipates that the adoption of the fair value method will have a significant impact on the Company's results of operations, although it will have no impact on its overall financial position.